FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

Publication of Prospectus

National Bank of Greece S.A. (the Bank), in accordance with EC Regulation 809/2004 and Greek law 3401/2005, each as in force, announces that, as of 24.11.2015, a Greek language Prospectus, approved by the Board of Directors of the Hellenic Capital Market Commission on 24.11.2015, (the “Prospectus”) will be available to investors. The Prospectus relates to (i) the Public Offer in Greece of up to 1,000,000,000 new, ordinary, registered, voting shares of nominal value €0.30 per share and subscription price of €0.30 per share (as formed pursuant to the decrease of the total number of existing ordinary, registered shares of the Bank from 3,533,149,631 to 235,543,309 new ordinary, registered shares by merging existing shares (reverse split) at a ratio of 1 new share to replace 15 existing shares) that will be issued pursuant to the Share Capital Increase of the Bank, as decided by the 17.11.2015 Extraordinary General Meeting of Shareholders of the Bank by abolishing pre-emption rights of existing shareholders and (ii) the Listing to trade on the Securities Market of the Athens Exchange (ATHEX) of up to 14,940,000,000 new, ordinary, registered, voting shares of the Bank (New Shares) that will be issued by the Share Capital Increase of the Bank, as decided by the 17.11.2015 Extraordinary General Meeting of Shareholders of the Bank by abolishing pre-emption rights of existing shareholders which can be covered partially in cash and partially by contribution in kind (the SCI).

The indicative timetable of the SCI is as follows:

Date	Event
24 November2015	Approval of the Prospectus by the Board of Directors of the Hellenic Capital Market Commission.
24 November 2015	Publication of the Announcement for making available the Prospectus on the websites of the Bank, HELEX and the Daily Official List of the ATHEX.
24 November 2015	Publication of the approved Prospectus on the websites of the Bank, the Hellenic Capital Market Commission and the ATHEX.
24 November 2015	Announcement of the approval by HELEX of the Reverse Split.
25 November 2015	Publication of the announcement for making available the Prospectus in a daily newspaper.
30 November 2015	Temporary suspension of trading of the Bank’s shares due to the Reverse Split.
30 November 2015	Commencement of the Public Offer in Greece.
2 December 2015	Expiration of the Public Offer in Greece.
3 December 2015	Commencement of Trading of the Bank’s shares following the Reverse Split.
4 December 2015	Publication on the websites of the Bank, HELEX and the Daily Official List of the ATHEX of the Announcement on the results of the Public Offer in Greece.
8 December 2015	Certification of the payment of the SCI.
9 December 2015	Approval of the amendment to the Bank’s Articles of Association pursuant to the SCI by the SSM and the Ministry of Economy.
9 December 2015	Publication of the Announcement on the final coverage of the SCI on the websites of the Bank, HELEX and the Daily Official List of the ATHEX.
10 December 2015	Approval by HELEX of the listing to trade of the New Shares*.
10 December 2015	Publication of the Announcement on the commencement of trading of the Bank’s New Shares on the websites of the Bank and HELEX and the Daily Official List of the ATHEX.
11 December 2015	Crediting of New Shares to the Securities Account of the beneficiaries shareholders with the Dematerialised Securities System
14 December 2015	Commencement of Trading of New Shares

* Subject to the competent body of HELEX having a meeting at that date.

It is noted that the above timetable is dependent upon a number of unforeseeable factors and is, therefore, subject to change. In any case investors will be informed by a new announcement.

The New Shares will be listed on the Main Market of the Securities Market of the ATHEX. The listing and commencement of trading of the New Shares is subject to an approval by the HELEX.

This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 24th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 24th, 2015

Director, Financial Division